SECURI 03013344 MISSION
Washington, D.C. 20549

RECEIVED FEB 28 2003 PROCESSING SECTION 207

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42825

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.A. MACKIE & CO., LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 NORTH ASTOR
(No. and Street)

IRVINGTON (City) NY (State) 10533 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R.A. MACKIE (914)591-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LESHKOWITZ & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

270 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT A. MACKIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.A. MACKIE & CO., LP, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn before me on this 20th day of February 2003

CHANIE FONFEDER
Notary Public, State of New York
No. 24-4963405
Qualified in Kings County
Commission Expires March 12, 2006

Chanie Fonfeder

Notary Public

[signature]

Signature

R.A. MACKIE & CO., INC.
GENERAL PARTNER

Title

ROBERT A. MACKIE, PRESIDENT

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (X) (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.A. MACKIE & CO., L.P.

* * * * *

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

Independent Auditor's Report

To the Partners of
R.A. Mackie & Co., L.P.:

We have audited the accompanying statements of financial condition of R.A. Mackie & Co., L.P. as of December 31, 2002 and 2001, and the related statements of operations, changes in partners' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.A. Mackie & Co., L.P. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leshkowitz & Company LLP

New York, New York
February 13, 2003

R.A. MACKIE & CO., L.P.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ 58,042	$ 34,176
Securities owned, at market value	1,153,599	2,413,747
Other investments, at market value	3,431	3,405
Due from partners	4,960	136,710
Security deposits	16,150	16,150
Total assets	$ 1,236,182	$ 2,604,188

LIABILITIES AND PARTNERS' CAPITAL

	2002	2001
Payable to clearing broker	$ 183,474	$ 736,515
Securities sold, not yet purchased, at market value	479,065	1,050,355
Accounts payable and accrued expenses	47,211	77,746
Retirement plan contributions payable	-	140,843
Total liabilities	709,750	2,005,459
Commitments		
Partners' capital	526,432	598,729
Total liabilities and partners' capital	$ 1,236,182	$ 2,604,188

The accompanying notes are an integral part of these financial statements.

R.A. MACKIE & CO., L.P.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Net dealer inventory and investment gains (losses)	$ 28,362	$ (1,279,439)
Total revenues (losses)	28,362	(1,279,439)
Expenses:		
Employee compensation	27,421	6,215
Communication and information systems	68,962	132,883
Retirement plan expense	198,624	60,443
Professional fees	63,162	49,967
Payroll taxes and employee benefits	28,324	20,363
Computer consulting	5,655	10,000
Rent and utilities	14,312	13,759
Other operating expenses	9,546	12,104
Total expenses	416,006	305,734
Net loss	$ (387,644)	$ (1,585,173)

The accompanying notes are an integral part of these financial statements.

R.A. MACKIE & CO., L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEARS ENDED DECEMBER 31,2002 AND 2001

Balance at January 1, 2001	$	2,850,272
Net loss for the year ended December 31, 2001		(1,585,173)
Less: Capital distributions		(666,370)
Balance at December 31, 2001		598,729
Net loss for the year ended December 31, 2002		(387,644)
Partners' contributed capital		436,638
Less: Capital distributions		(121,291)
Balance at December 31, 2002	$	526,432

The accompanying notes are an integral part of these financial statements.

R.A. MACKIE & CO., L.P.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 2002, AND 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ **(387,644)**	$ (1,585,173)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Securities owned, at market value	**1,260,148**	2,642,902
Other investments, at market value	**(26)**	17,885
Other current assets	**-**	18,556
Securities sold, not yet purchased, at market value	**(571,290)**	(4,860,157)
Payable to clearing broker	**(553,041)**	736,515
Accounts payable and accrued expenses	**(30,535)**	(361,488)
Retirement plan contributions payable	**(140,843)**	(16,788)
Net cash used in operating activities	**(423,231)**	(3,407,748)
Cash flows from investing activities:		
Net cash provided by investing activities	**-**	-
Cash flows from financing activities:		
Partners' contributed capital	**436,638**	-
Capital distributions	**(121,291)**	(666,370)
Decrease in due from partners	**131,750**	1,095,238
Net cash provided by financing activities	**447,097**	428,868
Increase (decrease) in cash	**23,866**	(2,978,880)
Cash at beginning of year	**34,176**	3,013,056
Cash at end of year	**$ 58,042**	$ 34,176

The accompanying notes are an integral part of these financial statements.

R.A. MACKIE & CO., L.P.

NOTES TO FINANCIAL STATEMENTS

1) ORGANIZATION AND NATURE OF BUSINESS:

R.A. Mackie & Co., L.P. (the Partnership) is a limited partnership registered as a broker/dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD).

The Partnership is owned by R.A. Mackie & Co., Inc., an "S" Corporation qualified under Federal and New York State tax law, which is the General Partner, and by Robert Mackie, Jr. (as successor to Englander Specialist Corp.), the sole shareholder of R.A. Mackie & Co., Inc., who is the Limited Partner. The Partnership's trades are cleared through Bear Stearns Securities Corp. and its affiliate, Common Back Office, Inc.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes - In accordance with Federal and New York State tax law, net income from the Partnership is allocated to the partners in accordance with their respective capital percentages. Accordingly, no tax provision is appropriate.

Use of Estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified to conform with the 2002 presentation.

3) SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Marketable securities owned and sold, not yet purchased as of December 31, 2002 and 2001 on a trade date basis consist of the following trading and investment securities at quoted market values:

	2002		2001	
	Owned	**Sold, not yet purchased**	Owned	Sold, not yet purchased
Corporate stocks	**$ 1,153,599**	**$ 479,065**	$ 2,413,747	$ 1,050,355

4) DUE FROM PARTNERS:

The net amounts due from partners as of December 31, 2002 and 2001 consist primarily of cash advances made between the Partnership and the partners. The amounts bear no interest and are due on demand.

5) PENSION PLAN:

In 2002, the Partnership terminated its defined benefit pension plan (the plan) and settled all of its obligations by making lump-sum distributions to the plan's participants. As a result of an increase in the plan's accumulated benefit obligation, the Partnership recognized a loss of $198,624 in the year of termination. Defined benefits were not provided under any successor plan.

In accordance with Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" the Partnership had adopted the following disclosure format:

The components of pension cost for the year ended December 31, 2001 are summarized as follows:

Service cost	$	74,643
Interest cost		42,630
Expected return on plan assets		(50,620)
Amortization of prior service cost		-
Amortization of transitional obligation		-
Recognized actuarial gain		(6,210)
Net periodic benefit cost		60,443

The following table sets forth the change in projected benefit obligation, change in plan assets, funded status of the pension plan and the net liability recognized in the Partnership's balance sheet at December 31, 2001:

Change in benefit obligation	
Benefit obligation at beginning of year	568,395
Service cost	74,643
Interest cost	42,630
Plan amendments	-
Benefits paid	-
Actuarial (gain) loss	-
Benefit obligation at end of year	685,668

Change in plan assets	
Fair value of plan assets at beginning of year	601,302
Actual return on plan assets	64,949
Plan amendment	-
Employer contribution	77,231
Benefits paid	-
Administrative expenses	-
Fair value of plan assets at end of year	743,482
Reconciliation of funded status	
Funded status	57,814
Unrecognized actuarial (gain) loss	(198,657)
Unrecognized transition obligation	-
Unrecognized prior service cost	-
Net amount of liability reflected in statement of financial condition	(140,843)
Weighted average assumptions	
Discount rate	7.5%
Expected long term rate of return on plan assets	7.5%
Rate of compensation increase	2.5%

Total pension expense for the year ended December 31, 2001 was $60,443.

6) CAPITAL REQUIREMENTS:

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method permitted by the rule which requires that the Partnership maintain a minimum dollar net capital of $250,000. At December 31, 2002, the Partnership had net capital of $326,800 which was $76,800 in excess of its required net capital. (See Schedule 1).

There were no liabilities subordinated to claims of general creditors for the year ended December 31, 2002.

7) COMMITMENTS:

Lease - The Partnership leases its office space in Irvington, New York on a month to month basis. The monthly rent charge is $1,000 plus utilities.

SUPPLEMENTARY INFORMATION

R.A. MACKIE & CO., L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002
(COMPUTED UNDER THE ALTERNATIVE METHOD)

Net capital:		
Total partners' capital from statement of financial condition		$ 526,432
Deduct: Non-allowable assets from statement of financial condition:		
Due from partners	$ 4,960	
Other investments	3,431	
Security deposits	16,150	24,541
Net capital before haircuts		501,891
Deduct: Haircuts on securities (computed where applicable pursuant to Rule 15c3-1(c))		175,091
Net capital		326,800
Minimum capital required		250,000
Excess of net capital over minimum requirement		$ 76,800
Reconciliation with Company's computation (included in part IIA Form X-17A-5 as of December 31, 2002):		
Net capital, as reported in Company's Part IIA Focus report		$ 306,882
Differences from year-end audit accruals and adjustments		19,918
Net capital per above		$ 326,800

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Partners of
R. A. Mackie & Co., L.P.:

In planning and performing our audits of the financial statements and supplemental schedule of R.A. Mackie & Co., L.P. (The Partnership) for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 and December 31,2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agents that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
February 13, 2003